Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Hoku Scientific, Inc. for the registration of its common stock, preferred stock, warrants, senior debt securities, and subordinated debt securities with an aggregate initial offering price not to exceed $110,000,000 and to the incorporation by reference therein of our report dated June 29, 2007, with respect to the consolidated balance sheets of Hoku Scientific, Inc. as of March 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the years then ended included in its Annual Report (Form 10-K) for the year ended March 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Honolulu, Hawaii
May 12, 2008